ISSUED ON BEHALF OF RELX PLC

1 August 2017

TOTAL VOTING RIGHTS

As at 1 August 2017, RELX PLC’s capital consists of 1,145,257,025 ordinary shares of 14 51/116 pence each. RELX PLC holds 77,791,054 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,067,465,971 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.